EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2013	2012	2011	2010	2009
Earnings before income taxes and equity earnings	$526.2	$460.2	$412.9	$277.4	$205.3
Distributed income of equity investees	–	–	5.0	2.0	–

Earnings before income taxes and equity earnings, as adjusted	$526.2	$460.2	$417.9	$279.4	$205.3

Fixed charges:
Interest on debt	$55.3	$55.2	$60.4	$54.1	$47.0
Interest element of rentals	2.7	2.4	2.7	2.7	2.9

Total fixed charges	$58.0	$57.6	$63.1	$56.8	$49.9

Total adjusted earnings available for payment of fixed charges	$584.2	$517.8	$481.0	$336.2	$255.2

Ratio of earnings to fixed charges	10.1	9.0	7.6	5.9	5.1

116	SNAP-ON INCORPORATED